April 21, 2020

Honggang Zuo
Chief Financial Officer
OneSmart International Education Group Limited
165 West Guangfu Road
Putuo District, Shanghai
People's Republic of China

       Re: OneSmart International Education Group Limited
           Form 20-F for the Fiscal Year Ended August 31, 2019
           Filed December 16, 2019
           File No. 001-38430

Dear Mr. Zuo:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services